Contact

www.linkedin.com/in/hollandlisa (LinkedIn)
www.zenforlife.net (Company)

Top Skills

Financial Analysis
QuickBooks
Budgets

Certifications

FSA Credential Level II Candidate
B Corp Certification
Core Coach Certified

Lisa Holland

Business Owner at Zen Business Consulting
Montrose, Colorado, United States

Experience

Geyser Systems
CFO
June 2022 - Present (1 year 5 months)
Montrose, Colorado, United States

Zen for Business
Business Owner
May 2000 - July 2021 (21 years 3 months)

Zen for Business is a certified B-Corp that specializes in business consulting, leadership development, and bookkeeping. Each company is as unique as the individuals who run it, which is why all of Zen's services are tailored specifically to each company's needs with a holistic approach. Our services are designed to maximize effectiveness, from ensuring accurate accounting to coaching your team into a cohesive unit.

Crested Butte Country Club
Human Resources/Accounting Clerk
July 1998 - July 1999 (1 year 1 month)

Processed payroll and payroll tax reporting. Maintained records for Human Resources such as health insurance, paid time off, sick leave and retirement benefits. Programmed, provided technical support, and trained staff of POS system. Reported sales tax, use tax and payroll tax.

Crested Butte Mountain Resort
Resort Revenue Manager
February 1997 - February 1999 (2 years 1 month)

Managed revenue department that audited 13 restaurants, 3 hotels, various rental properties and 8 retail outlets. Combined, these locations generated an excess of $40 million per annum. Responsible for hiring, disciplining and training staff of seasonal and full time associates. Prepared accurate and timely journal entries, financial statements and variance explanations.

Merrill Lynch
GES Service Representative

February 1996 - February 1997 (1 year 1 month)

Consulted clients with employee benefit plans such as 401(k)'s , IRA's, ESPP's and ESOP's. Developed effective method of tracking and communicating all pending tender offers, stock spin-offs and mergers to Global Employee Services division which enabled coworkers to improve their quality and accuracy of customer service. Acted as mentor for new employees, including on-the-job training and performance measurement

Education

University of Northern Colorado

BS, Business Administration/Finance · (1989 - 1993)